SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No. 2  )*




                     CREDIT DEPOT       (lend)
                   -----------------------------------------
                               (Name of Issuer)


                            Common Stock
                   -----------------------------------------
                     (Title of Class of Securities)

                                 225324102
                   -----------------------------------------
                             (CUSIP Number)


heck the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


CUSIP NO. 225324102            13G


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Kennedy Capital Management, Inc.    Tax ID #43-1225960


2    CHECK THE APPROPRIATE BOX IF A MEMBER
      OF A GROUP*


                  (a) [      ]
                  (b) [  X ]



3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Missouri Corporation

                   5    SOLE VOTING POWER

                                    279,441          4.9%


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                     None
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                          814,863           14.2%


                    8    SHARED DISPOSITIVE POWER

                         None


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
       EACH REPORTING PERSON

             814,863 shares


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW 9

            14.2%


  12   TYPE OF REPORTING PERSON*

            IA

============================================

CUSIP NO. 225324102            13G


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Municipal Employees' Retirement System of Michigan

2    CHECK THE APPROPRIATE BOX IF A MEMBER
      OF A GROUP*


                  (a) [      ]
                  (b) [  X ]



3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Michigan

                   5    SOLE VOTING POWER

                                    535,422          9.4%


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                     None
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                          None


                    8    SHARED DISPOSITIVE POWER

                    None


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
       EACH REPORTING PERSON

             535,422 shares



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW 9

            9.4%


  12   TYPE OF REPORTING PERSON*

            EP




          SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C. 10549

                   ---------------------------------

          SCHEDULE 13G UNDER THE SECURITIES

                     EXCHANGE ACT OF 1934

                  ---------------------------------



Item 1.    (a).  Name of Issuer:

                      CREDIT DEPOT

        (b).  Address of Issuer's Principal Executive
               Offices:

          700 Wachovia Center
          Gainesville, GA  30501


Item 2.    (a).  Name of Person Filing:

                      Kennedy Capital Management, Inc.

                      Municipal Employees' Retirement System
of Michigan

               (b).  Address of Principal Business Office:

          Kennedy Capital Management, Inc.
                10829 Olive Blvd.
                 St. Louis, MO  63141

          Municipal Employees' Retirement System of Michigan
          7150 Harris Drive
          Lansing, MI  48909


Item 2.  (c).    Citizenship:

          Kennedy Capital Management, Inc. is a Missouri
Corporation.

          The situs of the Municipal Employees' Retirement
System
          of Michigan is the state of Michigan.


             (d).    Title of Class of Securities:

                      Common Stock

             (e).    CUSIP Number:

                      225324102

Item 3.        This statement is filed pursuant to Rule
             13d-1(b)(ii)(E) as to Kennedy Capital
        Management, Inc.,
             which is an investment adviser registered under
             Section 203 of the Investment Advisers
             Act of 1940.

             The statement is filed pursuant to Rule 13d-
        1(b)(ii)(F) as to
             the Municipal Employees' Retirement System of
        Michigan,
             an employee benefit plan maintained primarily for the
             benefit of the employees of municipalities within the
             state of Michigan.


Item 4.            Ownership.


           (a).    Amount Beneficially Owned

          814,863 shares including 535,422 shares held for the account of the Municipal Employees'
          Retirement System of Michigan

           (b).    Percent of Class:

                         14.2% including 9.4% held for the
account of the
               Municipal Employees' Retirement System of
          Michigan.

           (c). Number of Shares as to which such entity has:

              (i)   sole power to vote or to direct the
vote:
          Kennedy Capital Management, Inc. 279,441 shares

          Municipal Employees' Retirement System of
          Michigan 535,442 shares


              (ii)  shared power to vote or to direct
              the vote     None


              (iii)  sole power to dispose or to direct the
disposition:

              Kennedy Capital Management, Inc. 814,863 shares


              (iv)  shared power to dispose or to direct
               the disposition of      None


Item 5.            If this statement is being filed to
report
                 the fact that as of the date hereof the
                 reporting person has ceased to be the
                 beneficial owner of more than five
                 percent of the class of securities, check
                 the following. [    ]



Item 6.               Ownership of More Than Five Percent on
                 Behalf of Another Person:



Item 7.            Identification and Classification of
                Subsidiaries which Acquired the Security
                Being Reported on by the Parent Holding
                Company:



Item 8.            Identification and Classification of
Members
                of the Group:




Item 9.             Notice of Dissolution of Group:



Item 10.           Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


          Signature: After reasonable inquiry and to the best
          of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.








               By:  Gerald Kennedy
               ----------------------------
                   Title: President

Dated: 5-25-98

Exhibit A


               Agreement

This agreement is made as of May 11, 1998 by and between Kennedy Capital Management, Inc. ("KCM") and the
Municipal Employees' Retirement System of Michigan
("MERS").

Whereas, KCM is an investment advisor registered with the Securities and Exchange Commission pursuant to Section 203 of the Investment Advisors Act of 1940, as amended, and

Whereas, the Municpal Employees' Retirement System of
Michigan, a benefit plan maintained primarily for the public sector employees of municipalities within the State of Michigan, has retained KCM as an investment advisor,

Now, therefore, in consideration of the premises and the covenants set forth below, KCM and MERS agree as follows:

  1. KCM and MERS agree to file one Schedule 13G as and if required by Section 13 of the Securities Exchange Act of 1934, as amended, and the rules of the Securities
  Exchange Commission thereunder with respect to the beneficial ownership of KCM and MERS of the outstanding common stock of Credit Depot.

  2.   KCM shall prepare and file such Schedule 13G.

  3.   This agreement shall be attached as an exhibit to such
  Schedule 13G.



  Municipal Employees' Retirement
  System of Michigan

  /s/ Anne M. Wagner
  ---------------------------
  Anne M. Wagner
  Director of Investments





  Kennedy Capital Management, Inc.

  /s/ Gerald T. Kennedy
  -----------------------------
  Gerald T. Kennedy
  President